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                          UNITED STATES                     OMB APPROVAL
               SECURITIES AND EXCHANGE COMMISSION   ----------------------------
                     Washington, D.C. 20549         OMB Number: 3235-0145
                                                    Expires: October 31, 2002
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                                                    hours per response.... 14.90
                                                    ----------------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                         (Amendment No. ______________)*

                           Hirsch International Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    433550100
                  --------------------------------------------
                                 (CUSIP Number)

                                February 12, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]    Rule 13d-1(b)
      [X]    Rule 13d-1(c)
      [ ]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 9 pages

CUSIP No.        433550100

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    1.  Names of Reporting Persons.           Adam Gross
        I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
    2.  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [ ]
--------------------------------------------------------------------------------
    3.  SEC Use Only
--------------------------------------------------------------------------------
    4.  Citizenship or Place of Organization        United States
--------------------------------------------------------------------------------

Number of            5.  Sole Voting Power                0
Shares Bene-     ---------------------------------------------------------------
ficially owned
by Each              6.  Shared Voting Power              494,174
Reporting        ---------------------------------------------------------------
Person With:
                     7.  Sole Dispositive Power           0
                 ---------------------------------------------------------------

                     8.  Shared Dispositive Power         494,174
--------------------------------------------------------------------------------
    9.  Aggregate Amount Beneficially Owned by Each Reporting Person     494,174
--------------------------------------------------------------------------------
   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)   5.4%
--------------------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)   IN
--------------------------------------------------------------------------------

                                Page 2 of 9 pages

CUSIP No.        433550100

--------------------------------------------------------------------------------
    1.  Names of Reporting Persons.           APG Capital, LP
        I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
    2.  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [ ]
--------------------------------------------------------------------------------
    3.  SEC Use Only
--------------------------------------------------------------------------------
    4.  Citizenship or Place of Organization        Delaware
--------------------------------------------------------------------------------

Number of            5.  Sole Voting Power                0
Shares Bene-     ---------------------------------------------------------------
ficially owned
by Each              6.  Shared Voting Power              494,174
Reporting        ---------------------------------------------------------------
Person With:
                     7.  Sole Dispositive Power           0
                 ---------------------------------------------------------------

                     8.  Shared Dispositive Power         494,174
--------------------------------------------------------------------------------
    9.  Aggregate Amount Beneficially Owned by Each Reporting Person     494,174
--------------------------------------------------------------------------------
   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)   5.4%
--------------------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)   PN
--------------------------------------------------------------------------------

                                Page 3 of 9 pages

CUSIP No.        433550100

--------------------------------------------------------------------------------
    1.  Names of Reporting Persons.           APG Capital Partners, LP
        I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
    2.  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [ ]
--------------------------------------------------------------------------------
    3.  SEC Use Only
--------------------------------------------------------------------------------
    4.  Citizenship or Place of Organization        Delaware
--------------------------------------------------------------------------------

Number of            5.  Sole Voting Power                0
Shares Bene-     ---------------------------------------------------------------
ficially owned
by Each              6.  Shared Voting Power              494,174
Reporting        ---------------------------------------------------------------
Person With:
                     7.  Sole Dispositive Power           0
                 ---------------------------------------------------------------

                     8. Shared Dispositive Power          494,174
--------------------------------------------------------------------------------
    9.  Aggregate Amount Beneficially Owned by Each Reporting Person     494,174
--------------------------------------------------------------------------------
   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)   5.4%
--------------------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)   PN
--------------------------------------------------------------------------------

                                Page 4 of 9 pages

CUSIP No.        433550100

--------------------------------------------------------------------------------
    1.  Names of Reporting Persons.           APG Capital Management, LLC
        I.R.S. Identification Nos. of above persons (entities only).
--------------------------------------------------------------------------------
    2.  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) [ ]
        (b) [ ]
--------------------------------------------------------------------------------
    3.  SEC Use Only
--------------------------------------------------------------------------------
    4.  Citizenship or Place of Organization        Delaware
--------------------------------------------------------------------------------

Number of            5.  Sole Voting Power                0
Shares Bene-     ---------------------------------------------------------------
ficially owned
by Each              6.  Shared Voting Power              494,174
Reporting        ---------------------------------------------------------------
Person With:
                     7.  Sole Dispositive Power           0
                 ---------------------------------------------------------------

                     8. Shared Dispositive Power          494,174
--------------------------------------------------------------------------------
    9.  Aggregate Amount Beneficially Owned by Each Reporting Person     494,174
--------------------------------------------------------------------------------
   10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
--------------------------------------------------------------------------------
   11.  Percent of Class Represented by Amount in Row (9)   5.4%
--------------------------------------------------------------------------------
   12.  Type of Reporting Person (See Instructions)   OO
--------------------------------------------------------------------------------

                                Page 5 of 9 pages

Item 1.
(a)   The name of the issuer is Hirsch International Corp. (the "Issuer").
(b) The principal executive office of the Issuer is located at 50 Engineers Road, Hauppauge, New York 11788.

Item 2.
(a) This statement (this "Statement") is being filed by (i) APG Capital, LP, a Delaware limited partnership (the "Fund"), (ii) APG Capital Partners, LP, a Delaware limited partnership ("APG Capital Partners"), which serves as the general partner of the Fund, (iii) APG Capital Management, LLC, a Delaware limited liability company ("APG Capital Management"), which serves as the investment manager of the Fund and the general partner of APG Capital Partners, and (iv) Adam Gross, the managing member of APG Capital Management (all of the foregoing, collectively, the "Filers"). The Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments. The Fund directly owns all of the shares of Class A Common Stock reported in this Statement. APG Capital Partners, APG Capital Management and Mr. Gross may be deemed to share with the Fund voting and dispositive power with respect to such shares. Each Filer other than the Fund disclaims beneficial ownership of such shares.

(b) The principal business office of the Filers is 12 Greenway Plaza, Suite 1100, Houston, Texas 77046.

(c)   For  citizenship  information see item 4 of the cover sheet of each Filer.

(d)   This Statement relates to the Class A Common Stock of the Issuer.

(e)   The CUSIP Number of the Class A Common Stock of the Issuer is 433550100.

Item 3.  If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or
         (c), check whether the person filing is a:
(a)   [ ]   Broker or dealer registered under section 15 of the Act (15 U.S.C.
            78o).

(b)   [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)   [ ]   Insurance company as defined in section 3(a)(19) of the Act (15
            U.S.C. 78c).

(d)   [ ]   Investment company registered under section 8 of the Investment
            Company Act of 1940 (15 U.S.C. 80a-8).

(e)   [ ]   An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)   [ ]   An employee benefit plan or endowment fund in accordance with
            240.13d-1(b)(1)(ii)(F);

(g)   [ ]   A parent holding company or control person in accordance with
            240.13d-1(b)(1)(ii)(G);

(h)   [ ]   A savings associations as defined in Section 3(b) of the Federal
            Deposit Insurance Act (12 U.S.C. 1813);

(i)   [ ]   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
            (15 U.S.C. 80a-3);

(j)   [ ]   Group, in accordance with 240.13d-1(b)(1)(ii)(J);

Not applicable.

Item 4.  Ownership.
See Items 5-9 and 11 on the cover page for each Filer, and Item 2 above. The percentage ownership of each Filer is based on 9,070,902 shares of Class A Common Stock outstanding as of October 21, 2007, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 filed on November 14, 2007.

                                Page 6 of 9 pages

Item 5.  Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

                                Page 7 of 9 pages

Item 10. Certification

(a)      Not applicable.

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                Page 8 of 9 pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2008

   /s/ Adam Gross
   ------------------------------------
       Adam Gross

   APG Capital Partners, LP

   By: APG Capital Management, LLC,
       General Partner

   By: /s/ Adam Gross
       --------------------------------
       Adam Gross, Managing Member

   APG Capital Management, LLC

   By: /s/ Adam Gross
       --------------------------------
       Adam Gross, Managing Member

   APG Capital, LP

   By: APG Capital Partners, LP,
       General Partner

   By: APG Capital Management, LLC,
       General Partner

   By: /s/ Adam Gross
       --------------------------------
       Adam Gross, Managing Member

                                Page 9 of 9 pages

                                  EXHIBIT INDEX

Exhibit No.                                Document
-----------                                --------

   1 Joint Filing Agreement, dated March 12, 2008, among Adam Gross, APG Capital Partners, LP, APG Capital Management, LLC and APG Capital, LP to file this joint statement on Schedule 13G

                                                                       Exhibit 1

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Class A Common Stock, par value $0.01 per share, of Hirsch International Corp., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filing. In evidence thereof, the undersigned hereby execute this Agreement.

Dated: March 12, 2008

                                       /s/ Adam Gross
                                       -------------------------------------
                                       Adam Gross

                                       APG Capital Partners, LP

                                       By: APG Capital Management, LLC,
                                           General Partner

                                       By: /s/ Adam Gross
                                           ---------------------------------
                                           Adam Gross, Managing Member

                                       APG Capital Management, LLC

                                       By: /s/ Adam Gross
                                           ---------------------------------
                                           Adam Gross, Managing Member

                                       APG Capital, LP

                                       By: APG Capital Partners, LP,
                                           General Partner

                                       By: APG Capital Management, LLC,
                                           General Partner

                                       By: /s/ Adam Gross
                                           ---------------------------------
                                       Adam Gross, Managing Member